
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 12, 2018


_____

In the Matter of

DayStar Technologies, Inc.
33556 Alvarado Niles Road
Union City, CA 94587

File No. 333-183472

                                        ORDER DECLARING REGISTRATION
                                        STATEMENT ABANDONED UNDER THE
                                        SECURITIES ACT OF 1933, AS AMENDED

_____

DayStar Technologies, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

DayStar Technologies, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 12, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary